Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 24, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC09-36

April 24, 2009

To:	CBOE Members

From:	Bradley G. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Unaudited First-Quarter 2009 Financial Statements

Overview of First-Quarter 2009 Financial Results

For the three months ended March 31, 2009, CBOE reported pre-tax earnings of $40.4 million compared with $52.8 million for the prior-year period, a 23-percent decline.  Revenues for the quarter of $98.6 million were 5 percent below last year’s first quarter of $104.3 million.  While first quarter financial results were down compared with the prior year, overall trading volume was better than expected in light of the difficult market.

(in thousands)	1Q2009	1Q2008	Chg		% chg
Revenues	$98,578	$104,315	$-5,737		-5%
Expenses	$58,189	$51,559	$6,630		13%
Income Before Taxes	$40,389	$52,756	$-12,367		-23%
Operating Margin	41.0%	50.6%	-9.6	% pts	—
Net Income	$24,278	$30,608	$-6,330		-21%
Contracts Traded Per Day	4,477	4,631	-154		-3%

Following 12 consecutive quarters of double-digit gains in revenues driven by higher trading volume, CBOE reported a drop in revenues primarily due to a decline in transaction fees.  Transaction fees of $79.6 million were down $2.6 million, or 3 percent, for the first quarter of 2009, reflecting lower trading volume.  Total contracts traded for the quarter declined 3 percent to 273.1 million from 282.5 million in last year’s first quarter.  CBOE’s average daily volume was 4.5 million contracts for the first three months of 2009, a 3-percent decrease compared with last year’s average of 4.6 million contracts.  The average rate per contract for the quarter was $0.291, unchanged from the first quarter a year ago.

The remaining revenue items accounted for $3.1 million of the $5.7 million decrease in total revenues.  Investment income fell $1.8 million compared with last year’s first quarter due to lower yields on investments resulting from lower interest rates.  CBOE continues to focus on capital preservation, shifting more of its excess funds to conservative, short-term investment instruments.  Other revenue was down $1.4 million primarily due to a decline in order routing system cancel fees.

Expense Analysis

Total expenses for the first quarter of 2009 were $58.2 million, an increase of $6.6 million or 13 percent, compared with 2008’s first quarter.  This increase primarily resulted from higher expenses related to employee costs, outside services, trading volume incentives, facilities costs and other expenses.  Employee costs were up $1.1 million for the quarter due mainly to higher employee compensation expenses that relate to staffing for C2 and merit increases awarded in 2008 compared with the first quarter a year ago.  Expenses related to outside services were up $1.7 million primarily due to higher systems consulting fees and legal fees.  The growth in systems consulting fees was driven by expenses related to C2 systems development as well as other systems initiatives.  The increase in legal fees resulted from the favorable impact of a reimbursement received in last year’s first quarter, which lowered 2008’s net expense, with no comparable reimbursement in this year’s first quarter.  Trading volume incentives, previously included in other expenses, were up $2.2 million for the first quarter reflecting higher costs incurred for DPM market linkage and a liquidity provider program.  The DPM market linkage program reimburses DPMs for the cost of linking customer orders to markets at other exchanges.  The liquidity provider rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.  Facilities costs increased $0.8 million largely due to an unfavorable variance in real estate taxes.  Last year’s first quarter included the positive impact of a real estate tax refund and there was no comparable refund this year.  Other expenses were up $0.9 million due mainly to an increase in payments for systems interruptions.

CBOE’s operating margin, representing income before taxes as a percentage of total revenues, was 41.0 percent for the first quarter, a 9.6-percentage-point decline from the record operating margin of 50.6 percent reported in the first quarter of 2008.  The margin decrease resulted from the net impact of lower revenues and higher expenses during the quarter.

Net income for the quarter of $24.3 million was down 21 percent compared with last year’s first quarter of $30.6 million.

Strong, Debt-Free Balance Sheet

Working capital (current assets minus current liabilities) increased by $23.7 million to $294.0 million for the first quarter of 2009 compared with $270.3 at December 31, 2008.  At March 31, 2009, cash and investments were $317.8 million, up $36.3 million from December 31, 2008.

Additions to capital and other assets for the first quarter of 2009 were $8.6 million ($9.8 million less $1.2 million for the change in unpaid liabilities) versus $10.0 million ($5.7 million plus $4.3 million for the change in unpaid liabilities) in the first quarter of 2008.  These capital additions primarily relate to systems hardware and capitalized software as CBOE continues to invest in expanding its systems capacity and enhancing systems capabilities.  Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended
($ In thousands)	3/31/2009	3/31/2008
REVENUES:
Transaction fees	$79,609	$82,225
Other member fees	8,327	6,835
Options Price Reporting Authority income	4,976	5,259
Regulatory fees	2,887	3,993
Investments income	512	2,356
Other	2,267	3,647
Total Revenues	98,578	104,315

EXPENSES:
Employee costs	20,274	19,205
Depreciation and amortization	6,884	6,571
Data processing	4,517	4,288
Outside services	6,584	4,914
Royalty fees	7,971	8,408
Trading volume incentives	5,704	3,490
Travel and promotional expenses	2,276	2,362
Facilities costs	1,241	433
Net loss from investment in affiliates	226	259
Other	2,512	1,629
Total Expenses	58,189	51,559

INCOME BEFORE TAXES	40,389	52,756

PROVISION FOR INCOME TAXES	16,111	22,148

NET INCOME	$24,278	$30,608

Other Statistics
Trading Days	61	61
Contracts Traded	273,103,378	282,511,275
Contracts Per Day	4,477,105	4,631,332
Transaction Fees Per Contract	$0.291	$0.291

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	3/31/2009	3/31/2008	12/31/2008
ASSETS

Cash and investments	$317,754	$243,399	$281,423
Cash and investments - restricted	31,137	8,687	26,157
Other Current Assets	60,222	56,149	53,645
Total Current Assets	409,113	308,235	361,225

Investments in Affiliates/Subsidiary	3,950	6,322	5,699
Land	4,914	4,914	4,914
Property and Equipment - Net	86,650	67,501	84,934
Other Assets — Net	39,453	36,006	39,367

Total Assets	$544,080	$422,978	$496,139

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$115,124	$105,297	$90,927
Total Long-Term Liabilities	23,018	20,707	23,552
Total Members’ Equity	405,938	296,974	381,660

Total Liabilities and Members’ Equity	$544,080	$422,978	$496,139

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended
(In thousands)	3/31/2009	3/31/2008
Cash Flows from Operating Activities:
Net Income	$24,278	$30,608

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,884	6,571
Amortization of banker fees re National Stock Exchange	23	23
Equity in loss of OneChicago, LLC	226	259
Deferred income taxes	(1,127)	0

Change in assets and liabilities:	19,436	33,110
Net Cash Flows from Operating Activities	49,720	70,571

Cash Flows from Investing Activities:
Capital and other assets expenditures	(9,830)	(5,659)
Restricted funds - temp access fees (offset by def rev - net $0)	(4,980)	(4,438)
Sale of NSX certificates of proprietary membership	1,500	1,500
Net Cash Flows from Investing Activities	(13,310)	(8,597)

Cash Flows from Financing Activities:
Payments for debt issuance costs	(79)	0
Net Cash Flows from Financing Activities	(79)	0

Net Increase in Cash and Cash Equivalents	36,331	61,974

Cash and Cash Equivalents at Beginning of Period	281,423	181,425
Cash and Cash Equivalents at End of Period	$317,754	$243,399

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$30	$725
Non-cash investing activities:
Unpaid liability to acquire equipment and software	5,094	5,168